UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2026

Commission File Number: 001-43383

IQM Quantum Computers Oyj

(Translation of registrant’s name into English)

Keilaranta 19

FI-02150 Espoo

Finland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 30, 2026, IQM Quantum Computers Oyj (the “Company”) issued, via stock exchange release (the “Release”) made with Nasdaq Helsinki Ltd. (“Nasdaq Helsinki”), notification and public disclosure that the Company’s Board of Directors has established new share-based long-term incentive plans for the Company’s employees, consisting of the Performance Share Plan 2026–2032 and the Restricted Share Unit Pool 2026–2030. The Release is attached hereto as Exhibit 99.1.

Exhibit No.	Description

99.1	Stock Exchange Release, dated September 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IQM QUANTUM COMPUTERS OYJ

Date: October 2, 2026	By:	/s/ Jan Goetz
Name: Jan Goetz
Title: Chief Executive Officer